DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

02013034

DIVISION OF
CORPORATION FINANCE

January 22, 2002

NO ACT
P.E 12-10-01
1-09924

Act 1934
Section 14A-8
Rule
Public Availability 1-22-2002

Michael A. Ross
Deputy General Counsel
Citigroup Inc.
399 Park Avenue
New York, NY 10043

Re: Citigroup Inc.
Incoming letter dated December 10, 2001

Dear Mr. Ross:

This is in response to your letter dated December 10, 2001 concerning the shareholder proposal submitted to Citigroup by Bartlett Naylor. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Bartlett Naylor
1255 N. Buchanan
Arlington, VA 22205

citigroup

Michael A. Ross
Deputy General Counsel

Citigroup Inc.
399 Park Avenue
New York, NY 10043

Tel 212 559 9788
Fax 212 793 0072
michael.ross@citicorp.com

December 10, 2001

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Stockholder Proposal to Citigroup Inc. of Bartlett Naylor**

Dear Sir or Madam:

Pursuant to Rule 14a-8(d) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed herewith for filing are six copies of a stockholder proposal and supporting statement submitted by the person listed above for inclusion in the proxy to be furnished to stockholders by Citigroup Inc. in connection with its annual meeting of stockholders to be held on April 16, 2002. Also enclosed for filing are six copies of a statement outlining the reasons Citigroup Inc. deems the omission of the attached stockholder proposal from its proxy statement and form of proxy to be proper pursuant to Rule 14a-8(i)(11) promulgated under the Act.

Rule 14a-8(i)(11) under the Act provides that a company may exclude a proposal if "the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting."

By copy of this letter and the enclosed material, Citigroup Inc. is notifying the Proponent of its intention to omit this proposal from its proxy statement and form of proxy. Citigroup Inc. currently plans to file its definitive proxy soliciting material with the Securities and Exchange Commission on or about March 12, 2002.

Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope. If you have any comments or questions concerning this matter, please contact me at 212 559 9788 or Shelley J. Dropkin at 212 793 7396.

Very truly yours,

Michael A. Ross
Deputy General Counsel

Enclosures

cc: Bartlett Naylor

STATEMENT OF INTENT TO OMIT STOCKHOLDER PROPOSAL

Citigroup Inc., a Delaware corporation ("Citigroup" or the "Company"), intends to omit the stockholder proposal and supporting statement (the "Proposal," a copy of which is annexed hereto as Exhibit A) submitted by Bartlett Naylor (the "Proponent") for inclusion in its proxy statement and form of proxy (together, the "2002 Proxy Materials") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on April 16, 2002.

The Proposal urges the Company to adopt a resolution requiring the board to "take the necessary steps to nominate at least two candidates for each open board position."

It is Citigroup's belief that the Proposal may be omitted pursuant to Rule 14a-8(i)(11) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended, which provides that a company may exclude a proposal if "the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting."

THE PROPOSAL MAY BE OMITTED BECAUSE IT SUBSTANTIALLY DUPLICATES A PROPOSAL SUBMITTED TO THE COMPANY BY RICHARD A. DEE ON OCTOBER 9, 2001

Under Rule 14a-8(i)(11), a proposal may be excluded if the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting. The Proposal was dated November, 2001 and received by the Company on November 16, 2001. The Proposal is substantially similar to a proposal (the "Dee Proposal") dated October 5, 2001 and received by the Company on October 9, 2001 submitted by Richard A. Dee, a copy of which is attached as Exhibit B to this letter.

The Dee proposal requests that the Company adopt a resolution requiring that "two candidates be nominated for each directorship to be filled by the voting of stockholders at annual meetings." Both the Proposal and the Dee Proposal request that biographical information regarding each of the candidates be included in the Company's proxy materials.

The Staff of the Division of Corporation Finance has consistently taken the position that proposals do not have to be identical to be excluded under Rule 14a-8(i)(11). The test is whether the core issues to be addressed by the proposals are substantially the same, even though the proposals may differ somewhat in terms or breadth. See, e.g. Excel Indus., Inc. (January 26, 1999); BellSouth Corp. (January 14, 1999).

The Dee Proposal and the Proposal differ slightly in wording but would lead to the same result – two candidates being nominated for each board position.

By letter dated December 10, 2001 the Company has requested that the Staff of the Securities and Exchange Commission (the "Staff") take no action if the Company excludes the Dee Proposal under Rule 14a-8(f). If the Staff concurs with the Company's analysis on the Dee Proposal, the Company will withdraw its request with respect to the Proposal. If, however, the Company is required to include the Dee Proposal in its 2002 Proxy Materials, the Company believes the Proposal may be excluded as being substantially duplicative of a previously submitted proposal that will be included in the Company's 2002 Proxy Materials.

Since the Proposal is substantially duplicative of the Dee Proposal, if the Dee Proposal is included in the Company's 2002 Proxy Materials, the Company will exclude the Proposal under 14a-8(i)(11).

CONCLUSION

For the foregoing reasons, Citigroup respectfully submits Proposal is substantially duplicative of the Dee Proposal; therefore, if the Dee Proposal is included in the Company's 2002 Proxy Materials, the Proposal may be omitted pursuant to Rule 14a-8(i)(11).

EXHIBIT A

For Corporate Secretary
Please confirm receipt by return email

November, 2001
Corporate Secretary
Dear Secretary

Enclosed, please find a shareholder resolution that I hereby submit under the SEC's Rule 14a(8). I have owned the requisite value for the requisite time period; will provide evidence of said ownership upon request as provided in the federal rule (from a record holder); intend to continue ownership of the requisite value through the forthcoming annual meeting; and stand prepared to present the resolution at the forthcoming shareholder meeting directly or through a designated agent. Please contact me by mail (1255 N. Buchanan, Arlington, Va. 22205) or email (bartnaylor@aol.com).
Your consideration is appreciated.

Sincerely,

Bartlett Naylor

Resolved: The shareholders urge our board of directors to take the necessary steps to nominate at least two candidates for each open board position, and that the names, biographical sketches, SEC-required declarations and photographs of such candidates shall appear in the company's proxy materials (or other required disclosures) to the same extent that such information is required by law and is our company's current practice with the single candidates it now proposes for each position.

Supporting statement:
Although our company's board appreciates the importance of qualified people overseeing management, I believe that the process for electing directors can be improved.
Our company currently nominates for election only one candidate for each board seat, thus leaving shareholders no practical choice in most director elections. Shareholders who oppose a candidate have no easy way to do so unless they are willing to undertake the considerable expense of running an independent candidate for the board. The only other way to register dissent about a given candidate is to withhold support for that nominee, but that process rarely affects the outcome of director elections. I believe the current system thus provides no readily effective way for shareholders to oppose a candidate who has failed to attend board meetings; or serves on so many boards as to be unable to supervise our company management diligently; or who serves as a consultant to the company that could compromise independence; or poses other problems.
As a result, while directors legally serve as the shareholder agent in overseeing management, the election of directors at the annual meeting is largely perfunctory.
Our company should offer a rational choice when shareholders elect directors.
Would such a process lead to board discontinuity? Perhaps, but only with shareholder approval. Presumably an incumbent would be defeated only because shareholders considered the alternative a superior choice. Would such a procedure discourage some candidates? Surely our board should not be made of those intolerant of competition. Would such a procedure be "awkward" for management when it recruits candidates? Presumably this would add rigor, which I believe is justified by the responsibility of board directors.

(Management could print a nominee's name advanced by an independent shareholder to limit any embarrassment.). The point is to remove the "final" decision on who serves as a board director from the hands of management, and place it firmly in those of shareholders.

I urge you to vote FOR this proposal.

EXHIBIT B

RICHARD A. DEE

By Fax To (212) 793-9700

October 5, 2001

Charles O. Prince, III
Corporate Secretary
Citigroup Inc.
399 Park Avenue
New York, N.Y. 10043

Re: Stockholder Proposal – Citigroup Inc. 2002 Proxy Statement

Dear Mr. Prince:

Enclosed please find my Stockholder Proposal to be included in the Citigroup Inc. Proxy Statement for the 2002 Annual Meeting of Shareholders.

The Proposal is being submitted in accordance with applicable provisions of Rule 14a-8 [17 CFR 240.14a.8] under the Securities Exchange Act of 1934, as amended.

The Proposal is being submitted as it is to appear in the Proxy Statement – the order, the paragraphing, the type characteristics (i.e., use of bold) and underlines.

I own 720 shares of Citigroup Inc. common stock, which are now held in street name. I have owned qualifying shares continuously for many years, and will continue to own qualifying shares through the date on which the Annual Meeting will be held. I can furnish proof of ownership and duration if requested.

On April 18, 1995, at the Annual Meeting of Citicorp stockholders, I sponsored an almost identical proposal which was printed in the 1995 Proxy Statement. About 6% of the shares that were voted on the proposal were voted in favor of its approval.

Please acknowledge receipt of my 2002 Proposal, by fax, at your earliest convenience.

Sincerely,

Richard A. Dee

Enclosure (2-page Stockholder Proposal)

115 East 89th Street New York, N.Y. 10128 (212) 831-3191 FAX (212) 831-0102

RICHARD A. DEE
Stockholder Proposal – 2002 Proxy Statement
CITIGROUP INC.
Submitted October 5, 2001

"Stockholders of publicly-owned corporations do not 'elect' directors. Directors are 'selected' by incumbent directors and managements – stockholders merely 'ratify' or approve director selections – just as they ratify the board's selection of independent auditors.

"The term 'Election of Directors' is misused in corporate proxy materials to refer to the process by which directors are empowered. The term is inappropriate – and it is misleading. **With no choice of candidates, there is no election**.

"Incumbent directors are anxious to protect their absolute power over corporate activities. The root of that power is control of Corporate Governance – which is assured by control of board composition. Unfortunately, the 'Elective process rights' of stockholders are being ignored.

"Approval of this Corporate Governance proposal will provide Citigroup stockholders with a choice of director candidates – an opportunity to vote for those whose qualifications and views they favor. And its approval will provide stockholders with 'duly elected' representatives.

"In a democracy, those who govern are duly elected by those whom they represent – and they are accountable to those who elect them. Continuing in public office requires satisfying constituents, not only nominators. Corporate directors, many of whom divide their time between many companies, take office unopposed – and answer only to fellow directors.

"It is hereby requested that the Board of Directors promptly adopt a resolution requiring that two candidates be nominated for each directorship to be filled by the voting of stockholders at annual meetings. In addition to customary personal background information, Proxy Statements shall include a statement by each candidate as to why he or she believes they should be elected.

"As long as incumbents are permitted to select and to propose only the number of so-called "candidates" as there are directorships to be filled – and as long as it is impossible, realistically, for stockholders to utilize successfully what is supposed to be their right to nominate and elect directors – there will be no practical means for stockholders to bring about director turnover – until this or a similar proposal is adopted. Turnover reduces the possibility of inbreeding and provides sources of new ideas, viewpoints, approaches.

"The 'pool' from which corporate directors are selected must be expanded from the current preponderance of present and former chairs and CEO's to include younger executives, including more women, whose backgrounds well qualify them to represent the stockholders of particular companies.

RICHARD A. DEE
Stockholder Proposal – 2002 Proxy Statement
CITIGROUP INC.
Submitted October 5, 2001

"Although director nominees would continue to be selected by incumbents, approval of this proposal will enable Citigroup stockholders to replace any or all directors if they become dissatisfied with them – or with the results of corporate policies and/or performance. Not a happy prospect even for those able to nominate their possible successors!

"The benefits that will accrue to Citigroup stockholders from directors that have been democratically-elected, and who are willing to have their respective qualifications and views considered carefully by stockholders, far outweigh arguments raised by those accustomed to being "selected" – and those determined to maintain their absolute power over the Corporate Governance process.

"Please vote FOR this proposal."

* * * *

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 22, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup Inc.
Incoming letter dated December 10, 2001

The proposal urges the board to take the necessary steps to nominate at least two candidates for each open board position, and provides that the names, biographical sketches, required disclosures and photographs of these candidates shall appear in Citigroup's proxy materials to the extent that is required by law and Citigroup's current practice.

There appears to be some basis for your view that Citigroup may exclude the proposal under rule 14a-8(i)(11) as substantially duplicative of a previously submitted proposal that will be included in Citigroup's proxy materials. In this regard, we note your representation that another proposal was previously submitted to Citigroup by another proponent. Accordingly, we will not recommend enforcement action to the Commission if Citigroup omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Grace K. Lee
Attorney-Advisor